For Period ended 6/30/07                                            Series 25
File number 811-7852

Sub-Item 77D(g): Policies with respect to security investments
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Effective March 1, 2007, the Fund began using two separate investment strategies in seeking to achieve its objective. One portion of the Fund's assets is invested pursuant to an investment strategy of shifting the Fund's assets among stocks, investment-grade bonds, or cash equivalents.


The other portion of the Fund's assets is invested pursuant to an investment strategy of investing primarily in long and short positions of common stock of large U.S. companies.